May 13, 2021 RE: Lightspeed POS Inc. Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual and Special Meeting of Shareholders, Virtual-only: Date of meeting: August 5, 2021 Record date for notice: June 7, 2021 Record date for voting: June 7, 2021 Beneficial ownership determination date: June 7, 2021 Securities entitled to notice: Subordinate Voting Shares Securities entitled to vote: Subordinate Voting Shares Issuer mailing directly to non-objecting beneficial owners: Yes Issuer will pay for objecting beneficial owner material distribution: Yes Issuer using notice-and-access for registered investors: Yes Issuer using notice-and-access for non-registered investors: Yes Notice-and-access stratification criteria: No Sincerely, Trust Central Services AST Trust Company (Canada) Nova Scotia Securities Commission Securities Commission of Newfoundland and Labrador Alberta Securities Commission Saskatchewan Financial and Consumer Affairs Authority Manitoba Securities Commission New Brunswick Financial and Consumer Services Commission Ontario Securities Commission British Columbia Securities Commission Superintendent of Securities, Prince Edward Island Superintendent of Securities, Nunavut Superintendent of Securities, Northwest Territories Superintendent of Securities, Yukon Territory Autorité des marchés financiers